

January 17, 2012

<u>Via E-mail</u>
Jack Gee
Chief Financial Officer
iShares Silver Trust
c/o BlackRock Asset Management International Inc.
400 Howard Street
San Francisco, CA 94105

> **Re:** **iShares Silver Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32863**

Dear Mr. Gee:

We have reviewed your response letter dated January 5, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K</u>

<u>Financial Statements</u>

<u>Income Statements, page F-4</u>

1.   We note your response to our prior comment two. Your response did not address our comment in its entirety. Please tell us how your policy for recording subsequent recovery of market value reserves complies with ASC 330. Within your response, specifically address paragraph 14 of ASC 330-10-35.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief